

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

Via E-mail
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street, World Financial Center
New York, NY 10285

Re: American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 29, 2013
File No. 001-07657

Dear Mr. Campbell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Corporate & Other, page 29

Emerging Growth Group, page 29

1. We note that the slide presentation for your Semi-Annual Financial Community webcast on August 8, 2013 provides a significant amount of relevant information about your business through the eyes of management and emphasizes various initiatives underway in your Enterprise Growth Group. Given the level of information in the slide presentation, it appears that your Business section and MD&A would be greatly enhanced if similar

information were included in your future filings. Please revise your Business section and MD&A in future filings to provide a more comprehensive discussion addressing your goals and progress with respect to these topics. Please specifically address the extent to which your historical results of operations have been affected by these activities, including the line items in which they are reflected. Please provide us with your proposed future disclosure, including but not limited to the revisions to your MD&A comparison for 2012 versus 2011. To the extent to which you believe these programs are not material, please provide us with quantification of those programs in your response.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Condensed Consolidated Financial Statements

Note 3. Accounts Receivable and Loans, page 11

Cardmember Loans and Receivables Modified as TDRs, page 17

2.   You state on page 18 that U.S. settlements are now written off immediately as a result of a change in the short-term settlement programs. Please tell us and revise your future filings to explain the nature of the change in these programs, and quantify the impact of this change on your write-offs recorded in the periods presented. More clearly discuss the terms of your short-term settlement programs before and after the change, and identify whether the change applies to all your modification programs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.

       Sincerely,

       /s/ Kevin W. Vaughn

       Kevin W. Vaughn
       Accounting Branch Chief